FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: February 27, 2006

(Translation)

February 27, 2006

NEC Corporation
Akinobu Kanasugi, President
(Tokyo Stock Exchange, 1st Section; Code Number 6701)
Contact:	Makoto Miyakawa, Senior Manager
Yoshibumi Yashiro, Manager
Public Relations Division
+81-3-3798-6511

NEC integrates Optical Disk Drive Business with

Sony Corporation by Company Split

NEC Corporation (“NEC”) (NASDAQ: NIPNY) entered into a joint venture agreement with Sony Corporation (“Sony”) regarding the integration of their optical disk drive (“ODD”) businesses as of today, as a result of negotiation based on the memorandum of understanding executed and released on November 17, 2005.

Pursuant to the joint venture agreement, NEC will separate and transfer the operation of ODD business to a joint venture company (“New Company”) to be established with Sony by company split (“Kaisha Bunkatsu”) under the Commercial Code of Japan (the “Split”), as of April 1, 2006.

1. Purpose of the Split

ODD market is strongly competitive. Development of a new generation of ODD is indispensable, and so the need for engineering resources is increasingly acute. Under such circumstances, NEC believes that New Company to be established with Sony will pool the best in ODD technology (e.g. NEC’s strengths in LSIs and Sony’s expertise in optical pickups) and will have a highly qualified pool of engineers.

2. Outline of the Split

(1) Schedule of the Split

Date of the Split:	April 1, 2006
Date of commercial registration:	April 3, 2006

(2) Method of the Split

(a) Method of the Split

NEC will separate a part of its business and proceed to transfer it to a newly-established New Company.

(b) Reason for adopting this method

This method was chosen because it was determined to be the most efficient and time-saving method.

(3) The Split without approval by its shareholders

Pursuant to the provisions of Article 374-6 of the Commercial Code, NEC shall perform the Split without approval of the “Plan for Split” by its shareholders.

(4) Allocation of shares

New Company will issue 40,000 shares of common stock, and will allocate 18,000 shares to NEC and 22,000 shares to Sony.

(5) Rights and obligations to be transferred from NEC to New Company

The following items (a) and (b) will be transferred to New Company:

(a)	Accounts receivable, inventories, tangible fixed assets, intangible fixed assets, accounts payable and intellectual property rights (except for patents) which belong to the ODD business of NEC; and

(b)	Rights, obligations and entitlement under the contract which relates only to the ODD business of NEC and any accompanying rights and obligations

Employees will be initially seconded to New Company by NEC and Sony.

(6) Prospects of paying debt obligations

(a) NEC

NEC believes that based on the assets and liabilities to be transferred to New Company, the Split will not have a material effect on NEC’s financial position. Additionally, NEC is expected not to post any significant matters from its operations after the Split that are serious enough to affect its financial capability to pay its debt obligations. Therefore, NEC believes that NEC can pay the debt obligations that will come due after the Split.

(b) New Company

New Company will have significant more assets than liabilities. Additionally, New Company is expected not to post any significant matters from its operations that are serious enough to affect its financial capability to pay its debt obligations. Therefore, NEC believes that New Company can pay debt obligations that will come due.

(7) Newly appointed Directors and Corporate Auditors

The newly appointed directors and corporate auditors of New Company are as follows:

Directors:	Katsumi Ihara, Kiyoshi Nishitani, Hidenosuke Kanai, Shinichi Yamamura, Shunichi Suzuki, Masahiko Yamamoto, Eiichi Ichikawa

Corporate Auditors: Ken Satou, Takayuki Morita

3. Summary of Parties

(1)	Trade name	NEC Corporation (Split Company)		Sony NEC Optiarc Inc. (New Company)

(2)	Field of business	Manufacture and sale of electronic computers, telecommunications equipment and software, and provision of telecommunications and other information services		Development, design, production, Marketing and sales of Optical Disc Drive product

(3)	Date of incorporation	July 17, 1899		April 3, 2006

(4)	Location of head office	7-1, Shiba 5-chome, Minato-ku, Tokyo		11-1, Osakihigashi 1-chome, Shinagawa-ku, Tokyo

(5)	Representative	Akinobu Kanasugi President		Shinichi Yamamura President, Representative Director

(6)	Share capital	337,820 million yen (as of March 31, 2005)		490 million yen

(7)	Total number of shares issued and outstanding	1,929,268 thousand shares (as of March 31, 2005)		40,000 shares

(8)	Shareholders’ equity	914,250 million yen (as of March 31, 2005)		3,880 million yen

(9)	Total assets	2,487,750 million yen (as of March 31, 2005)		4,740 million yen

(10)	Date of settlement	March 31		March 31

(11)	Number of employees	23,168 (as of March 31, 2005)		about 350

(12)	Major customers	NTT group and government agencies

(13)	Major shareholders and voting rights ratios	Japan Trustee Services Bank, Ltd. (Trust Account)	5.06%	Sony 55%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.25%	NEC 45%
		The Chase Manhattan Bank, N.A. London	2.48%
		The State Street Bank and Trust Company 505103	2.47%
		Nippon Life Insurance Company	2.13%
		Sumitomo Life Insurance Company (as of March 31, 2005)	2.13%

(14)	Main banks	Sumitomo Mitsui Banking Corporation

		The Sumitomo Trust & Banking Co., Ltd.		-

(15) Business results for the last three years

	NEC Corporation (Split Company)
Fiscal year ended on	March 31, 2003	March 31, 2004	March 31, 2005
Net sales (million yen)	2,781,436	2,509,114	2,426,835
Operating income (loss) (million yen)	24,890	16,252	22,083
Ordinary income (loss) (million yen)	6,119	31,900	40,245
Net income (loss) (million yen)	(14,917)	25,253	24,254
Net income (loss) per share (yen)	(9.01)	14.43	12.49
Dividends per share (yen)	0.00	6.00	6.00
Shareholders’ equity per share (yen)	406.26	473.87	474.41

4. Description of the business to be split

(1)	ODD Business currently carried out by 1st Storage Product Division of NEC. Total net sales and headcount of ODD businesses to be transferred by Sony and NEC to New Company will be around 220 billion yen and 350 employees, respectively.

(2)	Estimated assets and liabilities of the business to be transferred by NEC as of March 31, 2006 are:

Assets	Liabilities
2,300 million yen	900 million yen

5. NEC’s circumstances after the Split

(1) Trade name	NEC Corporation

(2) Field of business	Manufacture and sale of electronic computers, telecommunications equipment and software, and provision of telecommunications and other information services

(3) Location of head office	7-1, shiba 5-chome, Minato-ku, Tokyo

(4) Representative	Akinobu Kanasugi, President

(5) Date of settlement	March 31

(6) Effect on business results	The Split will not have a material effect on NEC’s business results.

***

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.